ARKEMA

RECEIVED

2007 JUN -5 A 8:13

May , 31st, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

07024060

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press release : "Arkema announces twofold increase of its production capacities for Platamid® copolyamide powders in China "

- Press release : "Arkema sells its Urea Formaldehyde Resins business to Hexion"

ARKEMA

Press release

Communiqué de presse

Paris, May 24th 2007

Arkema announces twofold increase of its production capacities for Platamid® copolyamide powders in China

Arkema is to double production capacities for Platamid® copolyamide powders at its Nanhui site, China, effective September 2007.

Lando Ferretti, Group President of the Technical Polymers business unit, explains: "For over a decade now Arkema has been a key player in the Chinese specialty copolyamide powder market. Over this period, the textile interlining sector has evolved considerably, and we have ably assisted our historical customers, in Europe, the US, Korea and Japan, with their relocation to China. Today, the doubling of our capacities and the concentration of our production facilities on the modern and efficient Nanhui site in China are a concrete sign of our commitment to serving our customers over the long term. This substancial investment strengthen our world-leading position in the textile interlining market".

With global brands like Rilsan®, Pebax® and Kynar®, unique products like Rilsan® PA 11, and leading capacities in Rilsan® PA 11 and PA 12, Arkema offers its customers global coverage with superior technical and logistics support from its production facilities and research centers in Europe, Asia, and the USA.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR RELATIONS :

Frédéric Gauvard	Tel : +33.1.49.00.82.53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel : +33.1.49.00.86.37	E-mail : sophie.fouillat@arkema.

PRESS :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	Fax : +33 1 49 00 52 68	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	Fax : +33 1 49 00 52 67	E-mail : sybille.chaix@arkema.com

ARKEMA
4-8, cours Michelet – La Défense 10
F-92091 Paris La Défense Cedex
Fax : +33 (0)1 49 00 80 50
Société anonyme au capital de 604 538 230 euros
445 074 685 RCS Nanterre

www.arkema.com

ARKEMA

Press release

Communiqué de presse

Paris, May 25th 2007

Arkema sells its Urea Formaldehyde Resins business to Hexion

Arkema announces the sale to the company Hexion Specialty Chemicals of its Urea Formaldehyde Resins business, based on the Leuna site in Germany. The sale of this activity, which reports annual sales close to € 100 M, falls in line with Arkema's strategy for a selective management on its asset portfolio.

Announced in September 2006, the proposed sale of Arkema's Urea Formaldehyde Resins business has today been confirmed by the signing of an agreement with the American company Hexion, world leader in thermoset resins. The deal, which should come into force in the third quarter of 2007, is subject to approval by antitrust authorities.

The Urea Formaldehyde Resins business, solely based on the Leuna site, Germany, following the closure of the French production unit based at Villers-Saint-Paul (France), offered very little synergy with Arkema's other activities.

Urea Formaldehyde Resins are used in particular as binders for particle board and chipboard, and in paper impregnation for the manufacture of laminated board.

This transaction is part of Arkema's transformation process initiated at the time of its creation, and represents a new step in its portfolio management, after the sale at the beginning of the year of its agrochemicals business unit Cerexagri, and the announcement early May of the sale of its Specialty Amines activity produced in Riverview in North America.

Headquartered in Columbus, Ohio, Hexion Specialty Chemicals is the world leader in thermoset resins. With a wide range of specialty products and technologies, Hexion serves the global wood and industrial sectors. With over 7,000 employees, Hexion reported sales of $ 5.2 M in 2006. *www.hexion.com*

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR RELATIONS:

Frédéric Gauvard	Tél. : +33 1 49 00 82 53	E-mail : frederic.gauvard @arkema.com
Sophie Fouillat	Tél. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

PRESS RELATIONS:

Jacques Badaroux	Tél. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tél. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END